GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US unless stated otherwise)

GOLDCORP ANNOUNCES PRICING OF US$1.0 BILLION NOTES OFFERING

Vancouver, British Columbia, June 4, 2014 – GOLDCORP INC. **(TSX: G, NYSE: GG)** announced today that it has priced an offering of senior unsecured notes. Goldcorp will issue $1.0 billion in aggregate principal amount of notes consisting of $550 million aggregate principal amount of 3.625% notes due June 9, 2021 and $450 million aggregate principal amount of 5.45% notes due June 9, 2044. The offering is expected to close on June 9, 2014.

Goldcorp expects to receive net proceeds of approximately US$988 million from the offering, after deducting underwriting fees and estimated offering expenses. Goldcorp intends to use these proceeds for repayment of its $862.5 million of convertible notes maturing August 2014 and repayment of the amounts drawn down under its revolving credit facility in June 2014.

HSBC Securities (USA) Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers for the offering. CIBC World Markets Corp., Scotia Capital (USA) Inc. and RBC Capital Markets, LLC are acting as the passive book-running managers and Credit Suisse Securities (USA) LLC, Mitsubishi UFJ Securities (USA), Inc., RBS Securities Inc. and SMBC Nikko Securities Inc., are acting as co-managers.

This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The offering is being made pursuant to an effective registration statement in the United States and a private placement in Canada. A copy of the prospectus may be obtained for free by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov or SEDAR on the Canadian Securities Administrators website at www.sedar.com.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

www.goldcorp.com